UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 000‑15637

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SVB FINANCIAL GROUP

3003 Tasman Drive
Santa Clara, California 95054‑1191

Financial Statements and Supplementary Schedules

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

As of December 31, 2015 and 2014 and for the
Years Ended December 31, 2015 and 2014

with Report of Independent Registered Public Accounting Firm

Financial Statements and Supplementary Schedules
SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
As of December 31, 2015 and 2014 and for the
Years Ended December 31, 2015 and 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
SVB Financial Group 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplementary information included in Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 and Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information included in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ MOSS ADAMS LLP
MOSS ADAMS LLP

Campbell, California
June 20, 2016

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
Assets:
Investments, at fair value	$409,376,930	$394,966,549
Receivables:
Discretionary Employee Stock Ownership Plan and Profit Sharing	8,262,436	6,719,649
Notes receivable from participants	6,191,104	6,060,091
Employer contributions	1,040,443	1,092,853
Other receivables	2,837	66
Total receivables	15,496,820	13,872,659
Total assets	424,873,750	408,839,208

Liabilities:
Administrative fees payable	292,645	332,993
Total liabilities	292,645	332,993
Net assets available for benefits	$424,581,105	$408,506,215
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2015	2014
Additions to net assets attributed to:
Investment and other income:
Dividends and interest on investments	$17,246,483	$19,235,434
Interest on notes receivable from participants	257,587	251,033
Net realized and unrealized (decrease) increase in the fair value of investments	(15,472,080)	7,304,420
Total investment income	2,031,990	26,790,887

Contributions:
Participants	19,582,838	16,888,027
Discretionary Employee Stock Ownership Plan and Profit Sharing	8,262,436	6,719,649
Employer matching	12,753,474	11,183,478
Rollovers	3,370,482	2,423,956
Total contributions	43,969,230	37,215,110

Deductions from net assets attributed to:
Benefits paid to participants	29,756,932	19,884,975
Administrative fees and other	169,398	352,157
Total deductions	29,926,330	20,237,132
Net increase	16,074,890	43,768,865

Net assets available for benefits:
Beginning of year	408,506,215	364,737,350
End of year	$424,581,105	$408,506,215
See accompanying notes to financial statements.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to Financial Statements
December 31, 2015 and 2014
1.    Description of the Plan
The following description refers to the SVB Financial Group 401(k) and Employee Stock Ownership Plan (the “Plan”), as amended from time to time. This description provides only general information. Participants should refer to the Plan document and the Summary Plan Description and Prospectus for the Plan to obtain a more complete description of the Plan’s provisions.
General
SVB Financial Group is a diversified financial services company, as well as a bank holding company and a financial holding company. SVB Financial Group was incorporated in the state of Delaware in March 1999. Through our various subsidiaries and divisions, we offer a variety of banking and financial products and services to clients across the United States, as well as in key international entrepreneurial markets. In these notes to the Plan’s financial statements, when we refer to “SVB Financial Group,” “SVBFG,” the “Company,” “we,” “our,” “us” or use similar words, we mean SVB Financial Group and all of its subsidiaries collectively, including Silicon Valley Bank (the "Bank"), unless the context requires otherwise. Headquartered in Santa Clara, California, SVB Financial Group operates in key innovation markets in the United States and around the world.
The Plan is a defined contribution plan established by the Company effective as of January 1, 1985. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975(e)(7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2003, the Silicon Valley Bank Money Purchase Pension Plan (the “MPP”) was frozen and MPP assets were transferred to individual participant account balances in the Plan and designated as a subaccount to the Plan. All assets in the MPP subaccount are fully vested and we no longer make any contributions toward the MPP.
In December 2013, we amended and restated the Plan effective as of January 1, 2014 (except as otherwise specified therein or as required by applicable law) ("2014 Amendment"). The 2014 Amendment was submitted to the Internal Revenue Service ("IRS") for a new favorable determination letter. In July 2014, we received a favorable determination letter from the IRS, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC.
The Company timely adopted certain amendments to the Plan required by the IRS as a condition to the issuance of its July 2014 favorable determination letter on the Plan. These amendments did not result in any material modification of the Plan that would require any change to the general description of the Plan set forth in these Notes. The Plan has been further amended since the receipt of the July 2014 favorable determination letter and the general description of the Plan in the Notes has been revised accordingly.
Administration of Plan
Under ERISA, we are the designated administrator of the Plan. Overall management and administration of the Plan is the responsibility of a committee appointed by us. We appointed Fidelity Management Trust Company (“Fidelity”) to act as trustee and custodian of the Plan and Fidelity Institutional Retirement Services Company to act as day-to-day recordkeeper of the Plan.
Plan Year
The Plan year is the twelve-consecutive month period beginning each January 1 and ending each December 31.
Eligibility
Employees of the Company and its participating affiliates are eligible to become Plan participants on the first day of hire, or as soon as administratively practicable thereafter, so long as they meet certain eligibility requirements set forth in the Plan, including the minimum age of 18 years.

Contributions
Eligible employees may contribute up to 75% of their eligible compensation each pay period during a Plan year as employee pre-tax salary deferral contributions or Roth contributions, subject to applicable annual IRC contribution limits of $18,000 and $17,500 for 2015 and 2014, respectively. Eligible employees who are age 50 or will reach age 50 before the close of a Plan year may also contribute up to 75% of their eligible compensation each pay period during the Plan year as catch-up contributions, either in the form of pre-tax or Roth, subject to applicable annual IRC contribution limits of $6,000 and $5,500 for 2015 and 2014, respectively, as provided in IRC Section 414(v) and the Plan. Participants may also make rollover contributions of eligible amounts representing distributions from other eligible employer plans or eligible individual retirement accounts or annuities, as set forth in the Plan.
Employees who are newly hired or rehired as eligible employees automatically are enrolled in the Plan at a rate of 5% of their eligible pre-tax compensation unless they affirmatively elect to decline participation in the Plan or elect to participate at a different rate during the opt-out period specified by the Plan administrator.
We match 100% of employee salary deferral contributions up to the first 5% of eligible cash compensation or the Internal Revenue Section 401(a) compensation limit, whichever is less, on a pay period basis. Additionally, the Plan provides for a true-up matching contribution to be made at the end of the Plan year to ensure that eligible participants who elected to contribute 5% or greater of their eligible compensation throughout the Plan year receive the maximum matching contribution of 5% of eligible compensation determined as of the end of the Plan year. In order to receive a true-up matching contribution for any Plan year, a participant must meet certain eligibility requirements as set forth in the Plan. We may change the matching contribution rate at any time, subject to the limits of the Plan.
Any discretionary contributions made by us are allocated among the Plan participants based upon each participant’s eligible compensation. Under the Plan, these discretionary contributions may be made by us in two forms: (1) profit sharing contributions in the form of cash, and/or (2) employee stock ownership plan contributions in the form of SVBFG common stock through the Silicon Valley Bank Stock Fund. We refer to both of these discretionary contributions collectively as “ESOP/Profit Sharing Contributions.” ESOP/Profit Sharing contributions, which are determined based on our performance and the approval of the Compensation Committee of our Board of Directors, may range between 0% to 10% of eligible compensation. These ESOP/Profit Sharing contributions are made to eligible participants who must meet eligibility requirements as set forth in the Plan. For the 2015 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 3.30% of each participant's eligible compensation. The contribution was comprised of $4,328,155 of stock in the Silicon Valley Bank Stock Fund and $3,934,281 in cash, after the reduction from use of forfeitures of $394,019. For the 2014 Plan year, we made a total discretionary ESOP/Profit Sharing contribution of 3.00% of each participant's eligible compensation. The contribution was comprised of $3,518,550 of stock in the Silicon Valley Bank Stock Fund and $3,201,099 in cash, after the reduction from use of forfeitures of $317,595.
Participant Accounts
Each participant’s Plan account is credited with the participant’s contributions, our contributions and any investment gains or losses. The allocation of our contributions is based on participant-directed investment allocations, as provided in the Plan. Certain fees may be charged to participant accounts, as provided in the Plan. The benefit to which a participant is entitled is the vested portion of the participant’s Plan account.
Vesting
Contributions made by Plan participants and our matching contributions plus actual earnings are immediately vested. Vesting in any discretionary ESOP/Profit Sharing contributions made by us plus actual earnings is based on eligible participants’ years of vesting service, as defined in the Plan, in accordance with the following schedule:

Years of Vesting Service	Vested Percentage
Less than 1 year	—%
1 year but less than 2 years	20
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100
In addition, a participant’s Plan account becomes fully vested during any Plan year upon his or her attaining the Plan's normal retirement age of 62 while employed by us or any of our affiliates, or the termination of his or her employment with us and our affiliates due to death or a qualifying disability or in connection with a qualifying termination following a change in control event, as set forth in the Plan.
Forfeited Accounts
Forfeited balances of terminated participants’ nonvested Plan accounts are used first to restore any previously forfeited amounts of rehired participants’ accounts and are then used to pay for the Plan’s administrative expenses or to reduce our future contributions to the Plan. The forfeiture balance at December 31, 2015 and 2014 was $355,160 and $263,497, respectively. For both 2015 and 2014, forfeitures were used to reduce our ESOP/Profit Sharing contributions to the Plan. No forfeitures were used to pay Plan administration expenses for the years ended December 31, 2015 and 2014.
Investment Options
Participants may direct the investment of their Plan accounts in any of the Plan’s investment options. Participants may elect to invest in any of the Plan’s investment options in increments of 1% of their total contribution amounts, except that any new contributions allocated to the Silicon Valley Bank Stock Fund (a fund primarily of shares of SVBFG common stock) are limited to 25% of the amount available for each participant to direct. Gains or losses on these investments are applied to participants’ accounts as of the end of each trading day. Participants may change their investment elections under the Plan generally at any time, in accordance with the procedures established by the Plan administrator and the recordkeeper.
Notes Receivable from Participants
Eligible participants may borrow from the vested portion of their total account balance under the Plan, an amount equal to a minimum of $1,000 up to a maximum generally equal to the lesser of $50,000 or 50% of the participant’s total vested account balance under the Plan. A participant may have two outstanding loans at a time. Note transactions are treated as transfers between the investment funds and the notes receivable. Note terms may be up to five years for personal notes or up to 15 years for the purchase of a primary residence. The notes are secured by the vested balance in the participant’s account and bear fixed interest at a reasonable rate as determined by the Plan administrator, which provides a return commensurate with the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances. Interest rates for notes receivable ranged from 4.25% to 8.75% at both December 31, 2015 and December 31, 2014. Notes receivable at December 31, 2015 mature from January 12, 2016 to October 28, 2030. Principal and interest are generally paid ratably through semi-monthly payroll deductions. If a participant terminates employment with us or our participating affiliate, the outstanding loan balance becomes due.
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions, upon the occurrence of a distributable event, based upon the terms of the Plan document.
Payment of Benefits
Upon a participant’s termination of employment with us and all of our affiliates, the participant may elect to have his or her vested Plan account balance be paid, as provided under the Plan, either: (i) in a lump sum, or (ii) with respect to his or her Money Purchase Pension Plan subaccount balance, if any, in the form of an annuity specified in the Plan. Except as otherwise required by law and the Plan, if the terminated participant’s vested account balance is more than $5,000, the participant generally may leave the account balance in the Plan until he or she elects a form of Plan distribution. If the terminated participant’s vested account balance is between $1,000 and $5,000, we will automatically rollover such amount to an individual retirement account on his or her behalf unless directed otherwise by the participant pursuant to the Plan's procedures, in compliance with applicable law. If the vested account balance is $1,000 or less, a lump sum distribution payment automatically will be made to the terminated participant, unless directed otherwise by the participant pursuant to the Plan's procedures.
Subject to the limitations set forth in the Plan, a participant also may receive an in-service withdrawal from certain portions of his or her vested Plan account upon a financial hardship or attainment of age 59½ years and from his or her Rollover Contributions subaccount, if any.
2.    Summary of Accounting Policies
The accounting and reporting policies of the Plan conform with accounting principles generally accepted in the United States of America (“GAAP”).
Basis of Financial Statement Presentation
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.
Administrative Expenses
Plan administrative expenses may be paid by the Plan or by us. For the years ended December 31, 2015 and 2014, substantially all administrative expenses were paid by the Plan.
Investment Valuation and Income Recognition
The Plan’s investments are carried at fair value. When available, quoted market prices are used to value these investments. Shares of mutual funds are valued at the publicly quoted net asset value of shares held by the Plan at year end. SVBFG common stock is valued based on its quoted closing market price. Money market funds and interest earning cash are carried at cost, which is a reasonable estimate of fair value because of the insignificant risk of changes in fair value due to the changes in market interest rates.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The net realized and unrealized increase or decrease in the fair value of investments includes gains and losses on investments held as well as bought and sold during the year and at year end.
Payments of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
Participants may invest their Plan accounts in the investment options offered under the Plan consisting of various mutual funds and the Silicon Valley Bank Stock Fund (which invests primarily in shares of SVBFG common stock). The mutual funds invest in stocks, bonds and other types of investment securities. SVBFG common stock and other investment securities are exposed to risks, such as those associated with interest rates, market conditions and credit worthiness of the securities' issuers. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Plan's financial statements.
As noted above, the Plan holds investments in SVBFG common stock through the Silicon Valley Bank Stock Fund and accordingly, Plan participants’ accounts that hold interests in the Silicon Valley Bank Stock Fund are exposed to market risk in the event of a significant decline in the value of such stock.
Recent Accounting Pronouncements
In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient ("ASU 2015-12"). This amendment removes the requirement to report fully benefit-responsive investment contracts at fair value with an adjustment to contract value. Under the amendment, fully benefit-responsive investment contracts are measured, presented, and disclosed only at contract value. In addition, this amendment simplifies the investment disclosures required for employee benefit plans, including eliminating the requirements to disclose: (a) individual investments that represent 5% or more of net assets available for benefits, (b) net appreciation (depreciation) by individual investment type, and (c) investment information disaggregated based on the nature, characteristics and risks. The requirement to disaggregate participant-directed investments within a self-directed brokerage account has also been eliminated. The amendment also allows plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year end, when the fiscal period does not coincide with a month-end. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II should be applied retrospectively, while Part III should be applied prospectively. We do not expect the adoption of this guidance to have a material impact on our statements of net assets available for benefits or the related statements of changes in net assets available for benefits.

3.    Concentration of Investments
Investments as of December 31, 2015 and 2014 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	December 31,
	2015	2014
Silicon Valley Bank Stock Fund	$69,774,071	$67,394,563
Fidelity Spartan 500 Index Fund	47,864,774	44,324,836
Fidelity Blue Chip Growth Fund	37,919,232	34,167,782
Fidelity Money Market Trust Retirement Government Portfolio	25,366,081	26,500,314
Fidelity Diversified International Fund	24,409,698	24,054,979
Fidelity Mid-Cap Stock Fund	*	23,293,453

* Investment was below 5% at year end.

At December 31, 2015 and 2014, the Plan’s investment in the Silicon Valley Bank Stock Fund included the following underlying assets:

	December 31,
	2015	2014
SVBFG common stock (1)	$68,228,744	$66,150,846
Interest earning cash	1,542,660	1,243,651
Accrued income, net	2,667	66
Silicon Valley Bank Stock Fund	$69,774,071	$67,394,563

(1) At December 31, 2015 and 2014, the Plan held 573,833 shares and 569,922 shares, respectively, of SVBFG common stock through the Silicon Valley Bank Stock Fund with a cost basis of $28,668,641 and $23,831,894, respectively.
4.    Fair Value Measurements
We use fair value measurements to record fair value adjustments to certain financial instruments and to determine fair value disclosures. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (the “exit price”) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant who holds the assets or owes the liability rather than an entity-specific measure.
There is a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources, while unobservable inputs reflect our estimates about market data. The three levels for measuring fair value are based on the reliability of inputs and are as follows:
Level 1
Fair value measurements based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation adjustments and block discounts are not applied to instruments utilizing Level 1 inputs. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment. Assets utilizing Level 1 inputs include mutual funds, SVBFG common stock, money market funds and interest earning cash.
Level 2
Fair value measurements based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. As of December 31, 2015 and 2014, the Plan did not hold any assets or liabilities utilizing Level 2 inputs.
Level 3

Fair value measurements derived from valuation techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions we believe market participants would use in pricing the assets. As of December 31, 2015 and 2014, the Plan did not hold any assets or liabilities utilizing Level 3 inputs.
There were no transfers between Levels 1, 2 or 3 during the 2015 and 2014 Plan years.
It is the Plan’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements. When available, we use quoted market prices to measure fair value.
The Plan’s investments are recorded at fair value on a recurring basis. The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2015:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Mutual funds:
Large Cap	$112,069,042	$—	$—	$112,069,042
Retirement Income	86,748,521	—	—	86,748,521
Mid Cap	35,720,300	—	—	35,720,300
International	28,245,008	—	—	28,245,008
Bonds	26,283,783	—	—	26,283,783
Small Cap	25,172,791	—	—	25,172,791
Total mutual funds	314,239,445	—	—	314,239,445

Common stock	68,228,744	—	—	68,228,744
Money market funds	25,366,081	—	—	25,366,081
Interest earning cash	1,542,660	—	—	1,542,660
Total investments	$409,376,930	$—	$—	$409,376,930
The following fair value hierarchy table presents information about assets that are measured at fair value on a recurring basis as of December 31, 2014:

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2014
Mutual funds:
Large Cap	$106,992,749	$—	$—	$106,992,749
Retirement Income	76,482,250	—	—	76,482,250
Mid Cap	39,544,543	—	—	39,544,543
Small Cap	27,020,333	—	—	27,020,333
International	26,556,727	—	—	26,556,727
Bonds	24,475,136	—	—	24,475,136
Total mutual funds	301,071,738	—	—	301,071,738

Common stock	66,150,846	—	—	66,150,846
Money market funds	26,500,314	—	—	26,500,314
Interest earning cash	1,243,651	—	—	1,243,651
Total investments	$394,966,549	$—	$—	$394,966,549

5.    Net (Decrease) Increase in Fair Value of Investments
The Plan’s investments (including gains and losses on investments held as well as bought and sold during the year) (decreased) increased in fair value as follows for the years ended December 31, 2015 and 2014:

	2015	2014
Mutual funds	$(17,152,726)	$1,471,209
SVBFG common stock	1,680,646	5,833,211
Net realized and unrealized (decrease) increase in the fair value of investments	$(15,472,080)	$7,304,420
6.    Related Party Transactions
We are the Plan administrator (as designated under the Plan), and we believe that all SVBFG common stock transactions involving the Plan and investments managed by Fidelity, the Plan trustee, custodian and recordkeeper (as defined in the Plan), qualify as exempt party-in-interest transactions.
7.    Plan Termination
Although we have not expressed any intent to do so, we have the right to terminate the Plan or discontinue contributions, in accordance with the Plan and consistent with the provisions of ERISA, at any time and for any reason. In the event of a Plan termination, participants will become fully vested in their Plan accounts (if not already vested).
8.    Tax Status
The Plan’s latest favorable determination letter from the IRS was issued on July 25, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with applicable requirements of the IRC. The Plan has been amended since the date of issuance of such determination letter.
The Plan administrator believes that the Plan continues to be designed and is currently being operated in material compliance with the applicable requirements of the IRC and that the trust, which is the legal entity in which the Plan assets are held, continues to be exempt from federal income and state franchise tax. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.
GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of December 31, 2015. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
EIN: 91‑1962278, Plan # 001

For the Year Ended December 31, 2015

Plan Year	Participant Contributions Transferred Late to Plan	Check Here if Late Participant Loan Repayments Included	Totals that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
			Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
2014	$443	☐	$—	$443	$—	$—

SVB FINANCIAL GROUP 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN: 91‑1962278, Plan # 001

As of December 31, 2015

Issuer	Description of Investment	Number of Shares	Current Value
	Mutual funds:
* Fidelity	Spartan 500 Index Fund Institutional Class	666,547	$47,864,774
* Fidelity	Blue Chip Growth Fund Class K	548,997	37,919,232
* Fidelity	Diversified International Fund Class K	697,619	24,409,698
* Fidelity	Mid-Cap Stock Fund Class K	612,043	20,032,153
* Fidelity	Equity-Income Fund Class K	348,480	17,793,382
* Fidelity	Government Income Fund	1,199,027	12,349,983
* Fidelity	Spartan Extended Market Index Fund Advantage Class	57,565	2,889,754
* Fidelity	Spartan U.S. Bond Index Fund Advantage Class	330,087	3,792,698
* Fidelity	Freedom K Income Fund	124,526	1,414,615
* Fidelity	Freedom K 2005 Fund	6,463	80,013
* Fidelity	Freedom K 2010 Fund	249,995	3,084,938
* Fidelity	Freedom K 2015 Fund	100,803	1,290,279
* Fidelity	Freedom K 2020 Fund	770,991	10,423,801
* Fidelity	Freedom K 2025 Fund	668,210	9,421,757
* Fidelity	Freedom K 2030 Fund	963,839	13,811,817
* Fidelity	Freedom K 2035 Fund	671,600	9,912,822
* Fidelity	Freedom K 2040 Fund	849,545	12,564,774
* Fidelity	Freedom K 2045 Fund	733,719	11,159,871
* Fidelity	Freedom K 2050 Fund	709,649	10,878,921
* Fidelity	Freedom K 2055 Fund	234,255	2,658,789
* Fidelity	Freedom K 2060 Fund	4,673	46,124
Dimensional Fund Advisors	U.S. Small Cap Value Portfolio Institutional Class	383,445	11,691,244
Dimensional Fund Advisors	Five-Year Global Fixed Income Portfolio Institutional Class	22,094	240,828
PIMCO	Low Duration Fund Institutional Class	717,556	7,075,105
PIMCO	Total Return Fund Institutional Class	304,468	3,065,997
Franklin Templeton	Small-Mid Cap Growth Fund Class R6	167,748	5,849,362
American Century	Small Company Fund Institutional Class	409,091	5,113,639
Goldman Sachs	Mid Cap Value Fund Institutional Class	209,245	6,949,031
Legg Mason Partners	ClearBridge Aggressive Growth Fund Institutional Class	38,049	7,841,231
T. Rowe Price	New Horizons Fund	197,077	8,367,908
Vanguard	Total International Stock Index Fund Admiral Shares	148,287	3,594,482
Boston Financial	Dodge & Cox Stock Fund	3,996	650,423
	Total mutual funds		314,239,445

	Common stock:
* SVB Financial Group	SVB Financial Group common stock	573,833	68,228,744

	Money market funds:
* Fidelity	Money Market Trust Retirement Government Portfolio	25,366,081	25,366,081
* Fidelity	Interest earning cash—average interest rate of 0.02%		1,542,660
	Total investments		409,376,930

	Notes receivable from participants:
* Participant Loans	510 notes with interest ranging from 4.25% to 8.75% and maturity dates ranging from January 12, 2016 to October 28, 2030		6,191,104

	Total		$415,568,034

* Denotes party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

By:	SVB Financial Group,
as Plan administrator

Date: June 20, 2016	By:	/s/ KAMRAN F. HUSAIN
	Name:	Kamran F. Husain
	Title:	Chief Accounting Officer and Principal Accounting Officer
Date: June 20, 2016	By:	/s/ CHRIS EDMONDS-WATERS
	Name:	Chris Edmonds-Waters
	Title:	Head of Human Resources

Index to Exhibits

Exhibit No.	Description	Filed Herewith
23.1	Consent of Moss Adams LLP, independent registered public accounting firm	X